Exhibit 99.1

TEEKAY ANNOUNCES SENIOR MANAGEMENT CHANGE

Hamilton, Bermuda, November 2, 2022 — Teekay Corporation (Teekay or the Company) (NYSE:TK) today announced Vince Lok’s retirement as Teekay’s Executive Vice President and Chief Financial Officer effective January 1, 2023, after nearly 30 years with the Company, including the past 16 years as Teekay’s Group CFO.

Upon Mr. Lok’s retirement, Mr. Brody Speers, Vice President, Finance & Treasurer, will be assuming Mr. Lok’s responsibilities, along with continuing to oversee Teekay’s Finance, Accounting and Tax teams. Mr. Lok has agreed to stay on as an advisor through the end of 2023 to help ensure a smooth transition as well as support the Company’s strategic initiatives.

Kenneth Hvid, Teekay’s President and Chief Executive Officer said, “Over the past 30 years, Vince has played an instrumental role in the evolution of the Teekay Group. Personally, it has been a real privilege to have worked with Vince for more than two decades. He has been a great CFO, colleague, and friend whose professionalism and care for Teekay, and all our stakeholders, has been a beacon through both our growth and our simplification years. We have focused on talent management and succession planning over many years, and I am confident that Brody Speers is the natural choice for the role and will ensure that we have a seamless transfer of responsibilities.”

Mr. Hvid added, “Although we will all miss Vince’s insights and leadership, I respect his priorities and we are pleased that Vince will be available as an advisor as we look for growth opportunities and continue to create shareholder value from our strong position.”

Mr. Lok commented, “With Teekay now in a solid financial position and well-positioned to benefit from the strong tanker market fundamentals, now feels like the logical time to retire as the Company embarks on the next phase of its strategy.” Mr. Lok added, “It has been a tremendous honor and privilege to be part of Teekay’s journey and to have had the opportunity to work with a world-class team over my 30 years with the Company. I look forward to staying involved with Teekay as an advisor as well as spending more time with my family and other priorities.”

About Brody Speers

Brody Speers joined Teekay in 2008 and has served in several senior financial positions in Teekay’s Finance, Accounting and Strategic Development departments, working alongside Vince Lok for most of the past 14 years. This includes serving as Chief Financial Officer for Teekay LNG Partners LP (now Seapeak LLC) in 2017 and 2018, and more recently as Teekay’s Vice President, Finance and Treasurer overseeing the Finance, Accounting and Tax teams for the Company. Prior to joining Teekay, Mr. Speers worked as a Chartered Professional Accountant for an accounting firm in Vancouver, Canada. Mr. Speers is also a Chartered Business Valuator.

About Teekay

Teekay is a leading provider of international crude oil and other marine transportation services. Teekay provides these services directly and through its controlling ownership interest in Teekay Tankers Ltd. (NYSE: TNK), one of the world’s largest owners and operators of mid-sized crude tankers. The consolidated Teekay entities manage and operate 60 conventional tankers and other marine assets. With offices in eight countries and approximately 2,500 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading energy companies and to the Australian government.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

For Teekay Investor Relations

enquiries contact:

E-mail: investor.relations@teekay.com

Website: www.teekay.com

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this release, other than statements of historical fact, are forward-looking statements, which reflect management’s current views with respect to certain future events and performance. These include, among others, statements regarding: the timing of Mr. Lok’s retirement and Mr. Speers’ assumption of Mr. Lok’s responsibilities upon Mr. Lok’s retirement; the transition of Mr. Lok’s responsibilities to Mr. Speers; the timing and scope of Mr. Lok’s role as an advisor to the Company following his retirement; the Company’s future outlook and plans regarding future growth opportunities and strategy, its ability to create shareholder value based on its existing and future financial and other positions; and the Company’s view of tanker market fundamentals and its ability to benefit from these fundamentals.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: the availability to Teekay of appropriate future growth opportunities and Teekay’s financial or other ability to pursue such opportunities; changes in the Company’s liquidity and financial leverage; the Company’s capital requirements; changes in the demand for oil and refined products or other marine services; changes in trading patters significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of newbuilding orders and deliveries and greater or less than anticipated rates of vessel scrapping; changes in global oil prices or tanker rates; higher than expected costs and expenses; the impact of geopolitical tensions and changes in global economic conditions; and other facts discussed in Teekay’s filings from time to time with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2021. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.